                                                                    EXHIBIT 99.1

     Yuval Ruhama
     CFO
     Metalink Ltd.
     Tel: 972-9-9605395
     Fax: 972-9-9605544
     yuvalr@MTLK.com

              METALINK ANNOUNCES $8 MILLION SHORT TERM SECURED LOAN

YAKUM, ISRAEL, SEPTEMBER 9, 2008 - Metalink Ltd. (NASDAQ: MTLK), a global provider and developer of high-performance wireless and wireline broadband communication silicon solutions, today announced that it has entered into a short term secured loan agreement with an institutional investor.

According to the loan agreement, the lender agreed to extend to the Company a loan of $3.5 million at the first stage ("First Loan") and, at the request of the Company, an additional loan of up to $4.5 million ("Second Loan"). The key terms of the loan agreement are as follows:

o    The outstanding principal amount (including of the Second Loan, if any) is due and payable in one payment 12 months after the first closing;

o    The outstanding principal amount will accrue interest at an annual rate of
     10% payable, in cash or ordinary shares, at the Company's election, on a quarterly basis;

o    The loan may be prepaid by the Company at any time and is subject to a mandatory prepayment upon a change of control; and

o    The loan is secured by a first priority fixed charge on all of the
     Company's intellectual property and a first priority floating charge on all of its other assets.

The transaction documents contain customary representations, warranties and covenants, including various limitations on, among other things, the Company's ability to incur additional debt or sell the collateral, without the consent of the lender.

In addition, in consideration for the First Loan, the Company undertook to issue to the lender five-year warrants to purchase up to a total of 2,000,000 ordinary shares at exercise prices per share of $0.01 (for 1,000,000 warrants) and $0.50
(for the balance), subject to adjustments. In consideration for the Second Loan, if any, the Company undertook to issue to the lender five-year warrants to purchase up to a total of 2,200,000 ordinary shares at exercise prices per share of $0.01 (for 1,870,000 warrants) and $0.50 (for the balance), subject to adjustments.

The closing of the First Loan is subject to customary closing conditions and is expected in the next couple of days. Metalink intends to use the net proceeds it receives for working capital and for other general corporate purposes.

Rodman & Renshaw, LLC, a subsidiary of Rodman & Renshaw Capital Group, Inc.
(Nasdaq: RODM) acted as the exclusive placement agent for the loans.

COMMENTS OF MANAGEMENT

Tzvi Shukhman, Metalink's CEO, said "The bridge loan is a welcome vote of confidence by our lender - both in Metalink as a company and in its achievement in creating the world's most advanced 802.11n-compliant technologies and chipsets. The funding structure will allow us to increase our flexibility as we evaluate our strategic options while minimizing existing shareholders'
dilution."

IMPORTANT NOTE

The proposed offering of the warrants and underlying ordinary shares is being made pursuant to an effective registration statement, and may be made only by means of a prospectus and prospectus supplement. A copy of the prospectus and prospectus supplement relating to the ordinary shares and warrants can be obtained from Rodman & Renshaw LLC, 1251 Avenue of the Americas, New York, NY
10020, or by calling 212-356-0549.

An electronic copy of the prospectus and prospectus supplement will also be available on the website of the Securities and Exchange Commission (the "SEC")
at http://www.sec.gov.

This press release is neither an offer to sell, nor a solicitation of an offer to buy, nor shall there be any sale of, these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

ABOUT METALINK

Metalink Ltd. (NASDAQ: MTLK) is a provider of high performance broadband communication silicon solutions. Metalink's WLAN and DSL technologies are designed to enable true broadband connectivity in every home, and its products revolutionize the broadband experience by facilitating the convergence of telecommunication, networking and entertainment.

Metalink's WLANPLUS(TM) is a high-throughput, 802.11n-draft-compliant wireless
LAN technology optimized for the networked home entertainment environment.
Featuring advanced MIMO technology and full support of QoS, and operating in both 2.4GHz and 5GHz bands, WLANPLUS enables multi-room networking of multiple high-definition video streams. In addition, Metalink offers a broad range of symmetric DSL and VDSL products used by operators as a cost-effective network upgrade to support triple-play services.

Further information is available at http://www.MTLK.com

SAFE HARBOR STATEMENT

This press release contains "forward looking statements" within the meaning of the United States securities laws. Words such as "aim," "expect," "estimate,"
"project," "optimistic", "forecast," "anticipate," "intend," "plan," "may,"
"will," "could," "should," "believe," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements.
For example, when we discuss our expectation regarding projected operating requirements, we are using a forward looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to: our need to raise additional funds in order for us to implement our current business plan, including our liquidity requirements, which funds may not be available to us; our inability to satisfy Nasdaq's requirements for continued listing; any unforeseen developmental or technological difficulties with regard to our products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; and the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including Metalink's Annual Report in Form F-20. Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable law, the Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.